As filed with the Securities and Exchange Commission on February 23, 2024
Registration No. 333-268003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Post-Effective Amendment No. 3
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LiveWire Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3751	87-4730333
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3700 West Juneau Avenue
Milwaukee, WI 53208
(650) 447-8424
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Amanda Parker, Chief Legal Officer
3700 West Juneau Avenue
Milwaukee, WI 53208
(650) 447-8424
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ryan Maierson
Thomas Verity
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
(713) 546-5400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-268003)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 3 to the Registration Statement Shall become effective immediately upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 (this “Amendment”) to the Registration Statement on Form S-1 of LiveWire Group, Inc. (File No. 333-268003), initially filed on October 25, 2022 and declared effective by the Securities and Exchange Commission (the “SEC”) on December 16, 2022 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file a consent of Ernst & Young LLP with respect to its report dated February 23, 2024 relating to the financial statements of LiveWire Group, Inc. contained in its Annual Report on Form 10-K for the year ended December 31, 2023 and included in the Prospectus Supplement No. 18 dated February 23, 2024 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Part II-INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
23.1*	Consent of Ernst & Young LLP (with respect to LiveWire Group, Inc. consolidated financial statements).

*Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on the 23rd day of February, 2024.

LIVEWIRE GROUP, INC.

Date: February 23, 2024	By:	/s/ Karim Donnez
	Name:	Karim Donnez
	Title:	Chief Executive Officer

Each person whose signature appears below constitutes and appoints Karim Donnez and Tralisa Maraj as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Karim Donnez	Chief Executive Officer (Principal Executive Officer)	February 23, 2024
Karim Donnez

/s/ Tralisa Maraj	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 23, 2024
Tralisa Maraj

/s/ William Cornog	Director	February 23, 2024
William Cornog

/s/ John Garcia	Director	February 23, 2024
John Garcia

/s/ Kjell Gruner	Director	February 23, 2024
Kjell Gruner

/s/ Glen Koval	Director	February 23, 2024
Glen Koval

/s/ Paul Krause	Director	February 23, 2024
Paul Krause

/s/ Luke Mansfield	Director	February 23, 2024
Luke Mansfield

/s/ Hiromichi Mizuno	Director	February 23, 2024
Hiromichi Mizuno

/s/ Jonathan Root	Director	February 23, 2024
Jonathan Root

/s/ Jochen Zeitz	Director	February 23, 2024
Jochen Zeitz